Filed pursuant to Rule 424(b)(3)

File No. 333-238022

VANECK MERK GOLD TRUST

Supplement dated July 21, 2020 to

Prospectus dated May 19, 2020

This supplement updates the prospectus, dated May 19, 2020 (the Prospectus), for the VanEck Merk Gold Trust (Trust). The supplement should be read in its entirety and kept together with the Prospectus for future reference. Capitalized terms and certain other terms used in this supplement, unless otherwise defined in this supplement, have the meanings assigned to them in the Prospectus.

Effective July 24, 2020, Merk Investments LLC (Sponsor) has agreed to reduce the remuneration due to the Sponsor (Sponsor’s Fee) from an annualized rate equal to 0.40% of the net asset value of the Trust to an annualized rate equal to 0.25% of the net asset value of the Trust. The Sponsor has affirmed to the Trust that the resulting Sponsor’s Fee, after such decrease, remains sufficient to cover the Sponsor’s financial responsibilities associated with the administration of the Trust as detailed in the Prospectus. Except as set forth below the contents of the Prospectus remain unchanged.

Changes to the Prospectus

Effective as of July 24, 2020, in the sections of the prospectus entitled “Trust Expenses,” on page 8, “Payment of the Sponsor’s Fee in Shares and the Sale of Gold by the Trust May Cause a Decline in the Value of the Shares,” on pages 21-22, and “Trust Expenses,” on page 49, the reference to “0.40%” is hereby deleted and replaced with “0.25%”.

In the section of the prospectus entitled “Hypothetical Expense Example,” on page 51, the table is hereby deleted and replaced with:

	Year 1	Year 2	Year 3
Hypothetical gold price per ounce	$1,000.00	$1,000.00	$1,000.00
Sponsor’s Fee	0.25%	0.25%	0.25%
Shares of Trust, beginning	1,000,000	1,002,506	1,005,019
Ounces of gold in Trust, beginning	10,000	10,000	10,000
Beginning net asset value of the Trust	$10,000,000.00	$10,000,000.00	$10,000,000.00
Shares to be issued and delivered to cover the Sponsor’s Fee	2,506	2,513	2,519
Ending net asset value per share	$9.98	$9.95	$9.93